UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 333-145088

(Check One) [X] Form 10-K [  ] Form 20-F [  ] Form 11-K [  ] Form 10-Q [  ] Form N-SAR

For Period Ended: December 31, 2012

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Spindle, Inc.

Former Name if Applicable:

Address of Principal Executive Office: 18835 North Thompson Peak Parkway

City, State and Zip Code: Scottsdale, Arizona 85255

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to RULE 12b-25(b), the following should be completed. (Check box if appropriate)

[X]

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, I I -K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]

(c)

The accountant's statement or other exhibit required by RULE 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On February 11, 2013, the Company reported that it intended to restate its financial statements as filed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2012, June 30, 2012 and September 30, 2012 as a result of the determination to characterize the acquisition of certain assets of Spindle Mobile, Inc. as a reverse capitalization (the “Restatement”).  In addition, the Company recently completed the acquisition of all of the assets and certain liabilities of Parallel Solutions, Inc. which led to the diversion of certain resources required for the completion of the Restatement and the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Annual Report”).  As a result of the recent acquisition and the need to complete the Restatement, we have experienced a delay in completing the information necessary for the filing of the 2012 Annual Report.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

William Clark	(480)	336-2653
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?

If the answer is no, identify report(s). [X] Yes* [ ] No

* The Company is not subject to Section 13 or 15(d) of the Securities Exchange Act of 1934 or   Section 30 of the Investment Company Act of 1940, however, the Company is a voluntary filer and has filed all periodic reports that a registrant that is subject to Section 13 or 15(d) of the Securities Exchange Act of 1934 would be required to file during the preceding 12 months.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

Spindle, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 29, 2013

By:  /s/ William Clark

William Clark

President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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